November 8, 2007


Mail-Stop 4561


Ms. Laura Lee Stewart
President and Chief Executive Officer
Sound Financial, Inc.
2005 Fifth Avenue, Second Floor
Seattle, Washington, 98121


Re:	Sound Financial, Inc.
	Amendment No. 1 to Form SB-2
	Filed November 2, 2007
	File No. 333-146196


Dear Ms. Stewart:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
MD&A, page 76
1. With a view towards adding an additional risk factor, supplementally advise the staff as to the reasons for and the restrictions imposed by the OTS supervisory directive. In this regard, have there been any related personnel and/or operational changes.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please advise us as to how your independent auditors determined whether they were required to revise the date of their report (or dual date) given the changes made to your audited financial statements and accompanying footnotes.


Consolidated Statements of Cash Flows, page F-6

3. We note your revision in response to prior comment 23 to separately present the cash flows related to mortgage loans originated for sale within operating activities. We also note you continue to present another line item within operating activities entitled "Change in loans held for sale." Please advise us as to the difference between the line items and/or revise to clarify.

4. As a related matter to our comment above, we note you revised certain other amounts reported. Please provide us with a brief explanation regarding each of the changes made.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Angela
Connell
at (202) 551-3426 or Hugh West at (202) 551-3872.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3491.



							Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group



CC:	Marianne E. Roche, Esq.
	Silver, Freedman & Taff,L.L.P.
	3299 Wisconsin Avenue N.W.
	Washington, DC 20007
	Phone (202) 295-4500
	Facsimile (202) 337-5502





Ms. Laura Lee Stewart
Sound Financial, Inc.
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